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Exhibit (a)8

September 8, 2008

Dear Sciele Stockholder:

        We are pleased to report that Sciele has entered into an Agreement and Plan of Merger with Shionogi & Co., Ltd. ("Parent") and Tall Bridge, Inc., an indirect wholly-owned subsidiary of Parent ("Purchaser"), that provides for the Purchaser to commence a tender offer for all outstanding shares of Sciele common stock at a price of $31.00 per share in cash. The Purchaser commenced its tender offer today for all of the outstanding shares of Sciele common stock at $31.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Sciele's outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws in the United States. Following the consummation of the tender offer and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will merge with and into Sciele and Sciele will become an indirect wholly-owned subsidiary of Shionogi & Co., Ltd. In the merger, the shares of Sciele common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $31.00 per share in cash.

        The Sciele Board of Directors: (1) declared that the Merger Agreement and the transaction contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Sciele and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; and (3) recommended that Sciele's stockholders tender their shares of Sciele common stock pursuant to the tender offer.

        In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

        The directors and management of Sciele thank you for the support you have given Sciele over the years.

Sincerely,
/s/ PATRICK P. FOURTEAU
Patrick P. Fourteau Chief Executive Officer

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  Exhibit (a)8